                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                                OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                OF THE SECURITIES
                               EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                         COMMISSION FILE NUMBER:  1-4003


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  DRESSER INDUSTRIES, INC. STOCK PURCHASE PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            DRESSER INDUSTRIES, INC.
                                2001 Ross Avenue
                               Dallas, Texas 75201

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

INDEX TO PLAN FINANCIAL STATEMENTS
----------------------------------------------------------------------------
                                                                        Page
                                                                        ----
Report of Independent Accountants                                          1

Plan Financial Statements:

  Statement of Net Assets Available for Benefits                           2

  Statement of Changes in Net Assets Available for Benefits                3

  Notes to Financial Statements                                          4-6

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes
   at December 31, 1996                                           Schedule 1

  Schedule of Reportable Transactions                             Schedule 2

                                                              [LETTERHEAD]


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Stock Purchase Plan
 Committee of the Dresser Industries, Inc.
 Stock Purchase Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Dresser Industries, Inc. Stock Purchase Plan (the Plan) at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
----------------------------------
PRICE WATERHOUSE LLP
Dallas, Texas
June 2, 1997


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DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
------------------------------------------------------------------------------
                                                            December 31,
                                                   ---------------------------
                                                       1996           1995
                                                   -------------   -----------

               ASSETS

Due from Dresser Industries, Inc.                  $       2,927   $    30,213
Dresser Industries, Inc. common stock at market
     (1996 - 844,792 shares; cost $13,411,557
      1995 - 908,231 shares; cost $13,334,387)        26,399,750    22,081,366
                                                   -------------   -----------
     Total assets                                     26,402,677    22,111,579
                                                   -------------   -----------

            LIABILITIES

Book overdraft                                             2,673        30,470
                                                   -------------   -----------
     Net assets available for benefits             $  26,400,004   $22,081,109
                                                   -------------   -----------
                                                   -------------   -----------
























                 See accompanying notes to financial statements.

                                       2
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DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
------------------------------------------------------------------------------

                                                       Year Ended December 31,
                                                       -----------------------
                                                          1996          1995
                                                       ----------    ---------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
     Employees                                       $  1,078,861    $  852,550
     Employer                                             208,714       188,103
                                                     ------------    ----------
          Total contributions                           1,287,575     1,040,653
                                                     ------------    ----------

Investment income:
     Cash dividends on Dresser Industries, Inc.
      common stock                                        571,019       616,800
     Interest                                              10,257         8,415
                                                     ------------    ----------
          Total investment income                         581,276       625,215
                                                     ------------    ----------

Other increases:
     Net appreciation in fair value of investments      6,203,161     4,876,388
                                                     ------------    ----------
          Total additions                               8,072,012     6,542,256
                                                     ------------    ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants:
     Cash                                                   2,052         1,313
     Stock, at market                                   3,751,065     2,635,116
                                                     ------------    ----------
          Total deductions                              3,753,117     2,636,429
                                                     ------------    ----------

Net increase                                            4,318,895     3,905,827

Net assets available for benefits:
     Beginning of year                                 22,081,109    18,175,282
                                                     ------------    ----------
     End of year                                     $ 26,400,004    $22,081,109
                                                     ------------    ----------
                                                     ------------    ----------
























                 See accompanying notes to financial statements.

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The Stock Purchase Plan (the Plan) was established to assist eligible employees of Dresser Industries, Inc. (Dresser) to acquire and accumulate shares of common stock of Dresser through payroll deductions. Dresser supplements the contributions of employees who have four or more years of service. Reference should be made to the Plan document for more complete information.

     Substantially all employees of Dresser having at least one year of employment with Dresser (as defined in the Plan document), except its officers and directors, are eligible to participate in the Plan. Employees represented by a union can participate only if eligibility is afforded to them as a result of collective bargaining. No employee may contribute to the Plan during the same calendar year quarter in which contributions are made to any other qualified defined contribution plan sponsored by Dresser other than a 401(k) plan.

     Amounts contributed by the participants and Dresser and cash dividends received from Dresser, if any, are transferred to a trust fund which purchases shares of common stock for the accounts of participants. Common stock of Dresser is purchased on a quarterly basis. At December 31, 1996 and 1995, Dresser common stock shown on the accompanying statement of net assets includes 14,797 and 19,282 shares, respectively, issuable by Dresser, based on contributions and investment earnings for the quarters then ended. These shares were issued on January 30, 1997 and January 22, 1996, respectively.

     Common stock, plus cash for any partial share credited to a participant's account, will be distributed to the participant (or the participant's designated beneficiary or estate) in full after the end of a quarter in which a participant becomes eligible for a distribution due to permanent disability, death, retirement, or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon voluntary withdrawal from the Plan or for emergencies at the discretion of the Stock Purchase Plan Committee as provided in the Plan document.

     The Plan's assets, which consist principally of Dresser common stock, are held in safekeeping for custodial purposes by an independent bank. Contributions are managed by the trustee, which invests cash received, interest and dividend income, and makes distributions to participants. Certain administrative functions are performed by officers or employees of Dresser. No such officer or employee receives compensation from the Plan.

     Dresser may terminate the Plan at any time. Upon termination of the Plan, the trustee will distribute to each participant the balance in such participant's account.

                                       4
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DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accounting records of the Plan are maintained on an accrual basis in accordance with generally accepted accounting principles.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments are recorded at market value as determined by the average of the high and low sales prices of Dresser common stock on the last business day of the Plan quarter.

     Dividend income is applied to the purchase of stock in the quarter in which the dividend is declared for participants who have balances as of the date of record.

     EXPENSES

     Dresser pays all of the Plan's administrative expenses.

3.   TAX STATUS OF THE PLAN

     Management believes the Plan is qualified under section 401(a) of the Internal Revenue Code and, therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service (IRS) granted a favorable letter of determination to the Plan on November 1, 1995. Generally, employer contributions to a qualified plan are deductible by Dresser when made. Earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

     Management believes the Plan is qualified under the applicable sections of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has complied with the fidelity bonding requirements of ERISA.

4.   PARTICIPANTS WITHDRAWN AT YEAR-END

     Plan assets totaling $85,985 and $69,659 relate to participants who have withdrawn from the Plan but have not yet been paid at December 31, 1996 and 1995, respectively.

                                       5
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DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                               December 31,
                                                                   1996
                                                               ------------
        Net assets available for Plan benefits
          per the financial statements                         $ 26,400,004
        Less: benefit obligations currently payable (Note 4)         85,985
                                                               ------------

        Net assets available for Plan benefits
          per the Form 5500                                    $ 26,314,019
                                                               ------------
                                                               ------------

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                Year Ended
                                                               December 31,
                                                                   1996
                                                               ------------

        Benefits paid to participants per the
          financial statements                                 $  3,753,117
        Add: benefit obligations currently payable (Note 4)          85,985
                                                               ------------

        Benefits paid to participants per the Form 5500        $  3,839,102
                                                               ------------
                                                               ------------


     Amounts currently payable to or for participants, dependents and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                       6
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DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

ITEM 27a FORM 5500--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996                                                   SCHEDULE 1
------------------------------------------------------------------------------

IDENTITY OF ISSUER, BORROWER, DESCRIPTION OF INVESTMENT
  LESSOR, OR SIMILAR PARTY       INCLUDING PAR VALUE        COST   CURRENT VALUE
----------------------------- ------------------------- ----------- ------------

Dresser Industries, Inc.      844,792 shares of common  $13,411,557  $26,399,750
                              stock, $.25 par value

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

ITEM 27d FORM 5500--SCHEDULE OF REPORTABLE TRANSACTIONS(a)
YEAR ENDED DECEMBER 31, 1996                                        SCHEDULE 2
------------------------------------------------------------------------------

                                                                                     EXPENSES                CURRENT VALUE
                                                                                     INCURRED                 OF ASSET ON      NET
                                                        PURCHASE   SELLING  LEASE      WITH                   TRANSACTION     GAIN
IDENTITY OF PARTY INVOLVED  DESCRIPTION OF ASSETS        PRICE      PRICE   RENTAL  TRANSACTION  COST OF ASSET    DATE       (LOSS)
--------------------------  ---------------------       --------   -------  ------  -----------  ------------- ----------    ------
TOTAL OF QUARTERLY
TRANSACTIONS
  Dresser Industries, Inc.*  61,712 shares of
                                   Dresser Industries,
                                   Inc. common stock   $1,866,651  $  -     $ -     $    -       $1,866,651     $1,866,651   $  -

(a) Transactions in excess of five percent of the current value of the Plan's assets as of January 1, 1996 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

*    Party-In-Interest

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Purchase Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      DRESSER INDUSTRIES, INC.
                                      STOCK PURCHASE PLAN

                                      /s/  Paul M. Bryant
                                      ----------------------------
                                      Paul M. Bryant, Chairman
                                      Stock Purchase Plan Committee

June 27, 1997

                                EXHIBIT INDEX

Exhibit        Description

 23            Consent of Price Waterhouse LLP